UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046380

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Johnson, Jr. (610) 644-6616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, P.C.
(Name – *if individual, state last, first, middle name*)

337 Baltimore Pike (Address) Springfield (City) PA (State) 19064 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
19

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/15
3/9/15

JOHNSON SECURITIES, INC.

CONTENTS

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Comprehensive Income

Statement of Changes in Shareholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Computation of Net Capital

Computation of Net Capital Requirement

Computation of Aggregate Indebtedness

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 23rd day of February, 2015

John C Johnson Jr

Signature

PRESIDENT

Title

Notary Public, State of Pennsylvania

Commission expires September 26, 2015

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kim M. Knaff, Notary Public
Willistown Twp., Chester County
My Commission Expires Sept. 26, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Johnson Securities, Inc

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2014, and the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Johnson Securities, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securuities, Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Johnson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Johnson Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Springfield, Pennsylvania
February 23, 2015

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 18,772
Commissions and fees receivable	4,727
Investment securities	215,820
Total Current Assets	239,319
TOTAL ASSETS	$ 239,319

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 28,433
Due to related party	6,000
Corporate income taxes payable	491
Deferred income taxes	27,300
Total Current Liabilities	62,224
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	54,975
Accumulated other comprehensive income:	
Unrealized gain on securities, net of deferred income taxes of $34,800	113,220
Total Shareholder's Equity	177,095
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 239,319

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Commissions and fees	$ 70,379
Dividends and interest	2,621
	73,000
EXPENSES:	
Commissions	52,692
Occupancy	14,400
General and administrative	11,700
	78,792
NET LOSS BEFORE INCOME TAXES	(5,792)
INCOME TAX PROVISION (BENEFIT):	
State	(1,200)
Federal	(509)
	(1,709)
NET LOSS	(4,083)
OTHER COMPREHENSIVE INCOME	
Unrealized gain on investment securities	36,720
Less deferred income taxes	8,700
	28,020
COMPREHENSIVE INCOME	$ 23,937

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income	Total Shareholder's Equity
BEGINNING BALANCE	$1,000	$7,900	$59,058	$85,200	$153,158
Net Loss			(4,083)		(4,083)
Other Comprehensive Income				28,020	28,020
ENDING BALANCE	$1,000	$7,900	$54,975	$113,220	$177,095

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 72,081
Interest received	10
Dividends received	3,195
Commissions paid	(46,201)
Occupancy costs paid	(8,400)
Administrative expenses paid	(11,700)
Net Cash Provided by Operating Activities	8,985
NET INCREASE IN CASH	8,985
CASH AT BEGINNING OF YEAR	9,787
CASH AT END OF YEAR	$ 18,772

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (4,083)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Deferred income tax benefit	(2,200)
Change in current assets and liabilities:	
Decrease in commissions receivable	1,701
Decrease in dividend receivable	585
Increase in commissions payable	6,491
Increase in rent payable	6,000
Increase in corporate income taxes payable	491
Net Cash Provided by Operating Activities	$ 8,985

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, commenced operations in 1984 when it became a registered broker/dealer. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities, and receives commissions and fees directly from the mutual funds and insurance companies.

Investment Securities

The company classifies marketable securities as available for sale. Available for sale securities are valued at fair value. The net unrealized gain is reported as a separate component of shareholder's equity, accumulated other comprehensive income. Realized gains and losses are included in net income and are determined using the specific identification method.

Commissions and Fees Receivable

The Company considers all receivables to be fully collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

and other available information. There were no unrecognized tax benefits at December 31, 2014. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2014 through February 23, 2015, which is the date the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure under the Subsequent Events Topic of the FASB ASC.

NOTE 2 INVESTMENT SECURITIES

Investment Securities consist of The NASDAQ OMX Group, Inc. common stock. Fair value of the stock is measured on a recurring basis based on quoted price in an active market for identical assets (Level 1). At December 31, 2014 the fair value of the stock was $215,820, the cost basis was $67,800, and the total unrealized gain included in accumulated other comprehensive income was $148,020. The Company's concentration of investment securities makes it vulnerable to the risk of severe loss.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. The Company recognized commission expense to Johnson in the amount of $31,518 in 2014 of which $24,039 was included in commissions payable at December 31, 2014.

The Company has an agreement with John C. Johnson, Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. The term of the agreement is month-to-month. Total costs incurred in 2014 under the agreement were $14,400 of which $6,000 was payable at December 31, 2014.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss carryovers. Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. Total deferred tax assets and liabilities are as follows:

	Total	State	Federal
Assets	$ 8,600	$ 3,900	$ 4,700
Liabilities	(35,900)	(15,300)	(20,600)
Net liability	$(27,300)	$(11,400)	$(15,900)

NOTE 4 INCOME TAXES (CONTINUED)

The components of the income tax provision (benefit) are as follows:

	Total	State	Federal
Current	$ 491	$ -	$ 491
Deferred tax benefit	(1,700)	(700)	(1,000)
Reduction of deferred tax asset valuation allowance	(500)	(500)	-
	$ (1,709)	$ (1,200)	$ (509)

The Company utilized a federal net operating loss carryforward of $3,297 and a state net operating loss of $6,573 in 2014. The Company has a remaining state net operating loss carryforward of $5,040 that expires in 2031. A beginning of the year deferred tax asset valuation allowance of $500 was eliminated in 2014 due to the increased likelihood that the Company will fully utilize the deferred tax asset recorded for its state net operating loss carryforward.

The income tax benefit differs from the benefit that would result from applying statutory rates to the net loss before income taxes due to the reduction of the deferred tax asset valuation allowance, the expiration of an unused capital loss carryover of $3,382, and an allowable dividend deduction of $1,827.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2014 was .54 to 1.

At December 31, 2014, the Company had net capital, as defined, of $115,946 and excess net capital of $110,946.

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 177,095
5	Total capital and allowable subordinated Liabilities	177,095
8	Net capital before haircuts on securities positions	177,095
9	Haircuts on securities	
	C. Trading and investment securities:	
	4. Other securities	32,373
	D. Undue concentration	28,776
		61,149
10	Net capital	$ 115,946
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,148
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 110,946
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 109,724
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 62,224
19	Total aggregate indebtedness	$ 62,224
20	Percentage of aggregate indebtedness to net capital	54 %

*Line references are to FOCUS report, Part IIA

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2014.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

INDEPENDENT AUDITORS REVIEW REPORT

To the Board of Directors
Johnson Securities, Inc

We have reviewed management's statements, included in the accompanying Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, in which (1) Johnson Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Johnson Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Johnson Securities, Inc. stated that Johnson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Springfield, Pennsylvania
February 23, 2015

Johnson Securities, Inc.
FINRA Member Firm

Greentree Office Plaza
40 Lloyd Avenue
Suite 102
Malvern, PA 19355
Office (610) 644-6616
Fax (610) 251-9939
Email Johnsonsec1@aol.com

EXEMPTION REPORT

To our best knowledge and belief Johnson Securities, Inc. operates under the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to 17 C.F.R. § 240.15c3-3. Johnson Securities, Inc. met the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1) throughout the year ended December 31, 2014 without exception.

John C. Johnson, Jr.
President

February 23, 2015